

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2021

Michael R. Egeck
Chief Executive Officer
Leslie's, Inc.
2005 East Indian School Road
Phoenix, Arizona 85016

> **Re: Leslie's, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed May 10, 2021**
> **CIK 0001821806**

Dear Mr. Egeck:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services